Exhibit 1.01

TERMS AGREEMENT

October 25, 2005

Citigroup Funding Inc.

388 Greenwich Street, 38th Floor

New York, New York 10013

Attn: Treasury Capital Markets

Ladies and Gentlemen:

We understand that Citigroup Funding Inc., a Delaware corporation (the “Company”), proposes to issue and sell $31,700,000 aggregate principal amount of its Premium MAndatory Callable Equity-Linked SecuRitieS (PACERSSM) Based Upon American Depositary Receipts Representing H Shares of PetroChina Company Limited Due October 30, 2008 (the “PACERS”). The payments due under the PACERS will be fully and unconditionally guaranteed by Citigroup Inc., a Delaware corporation (the “Guarantor”). Subject to the terms and conditions set forth herein or incorporated by reference herein, Citigroup Global Markets Inc. (the “Underwriter”) offers to purchase 3,170,000 PACERS in the principal amount of $30,828,250 at 97.25% of the aggregate principal amount. The Closing Date shall be October 28, 2005 at 9:00 a.m. at the offices of Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006.

The PACERS shall have the following terms:

Title:	Premium MAndatory Callable Equity-Linked SecuRitieS (PACERSSM) Based Upon American Depositary Receipts Representing H Shares of PetroChina Company Limited Due October 30, 2008

Maturity:	October 30, 2008

Maturity Payment:	Holders of the PACERS will be entitled to receive

at maturity the Maturity Payment (as defined in the Prospectus Supplement dated October 25, 2005 relating to the PACERS)

Interest Rate:	The PACERS do not bear interest. No Payments on the PACERS will be made until maturity unless the Company is required to call the PACERS (as described below)

Initial Price To Public:	100% of the principal amount thereof

Mandatory Call Feature:	The Company is required to call the PACERS, in whole, but not in part, if the trading price of PetroChina ADRs at the close of trading on any trading day during the three trading-day periods starting on and including October 26, 2006, October 25, 2007 or October 23, 2008 is greater than or equal to the Initial ADR Price of $76.74

Trustee:	The Bank of New York

Indenture:	Indenture, dated as of June 1, 2005

All the provisions contained in the document entitled “Citigroup Funding Inc. – Debt Securities - Underwriting Agreement Basic Provisions” and dated May 3, 2005 (the “Basic Provisions”), a copy of which you have previously received, are herein incorporated by reference in their entirety and shall be deemed to be a part of this Terms Agreement to the same extent as if the Basic Provisions had been set forth in full herein. Terms defined in the Basic Provisions are used herein as therein defined.

The Underwriter hereby agrees in connection with the underwriting of the PACERS to comply with the requirements set forth in any applicable sections of Section 2720 to the By-Laws of the National Association of Securities Dealers, Inc.

Michael S. Zuckert, Esq., is General Counsel, Finance and Capital Markets of the Guarantor and legal counsel to the Company. Cleary Gottlieb Steen & Hamilton LLP is counsel to the Underwriter. Cleary Gottlieb Steen & Hamilton LLP is special tax counsel to the Company and the Guarantor.

Please accept this offer no later than 9:00 p.m. on October 25, 2005, by signing a copy of this Terms Agreement in the space set forth below and returning the signed copy to us, or by sending us a written acceptance in the following form:

“We hereby accept your offer, set forth in the Terms Agreement, dated October 25, 2005, to purchase the PACERS on the terms set forth therein.”

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ RICHARD T. CHANG
Name:	Richard T. Chang
Title:	Director

ACCEPTED:

CITIGROUP FUNDING INC.

By:	/s/ GEOFFREY S. RICHARDS
Name:	Geoffrey S. Richards
Title:	Vice President and Assistant Treasurer

CITIGROUP INC.

By:	/s/ ERIC L. WENTZEL
Name:	Eric L. Wentzel
Title:	Assistant Treasurer